Exhibit 99.1

SECOND QUARTER REPORT FOR PERIOD ENDED 30 JUNE 2025

ASX: WDS | NYSE: WDS

Wednesday, 23 July 2025

Louisiana LNG FID unlocks future value

Operational highlights

•	Quarterly production of 50.1 MMboe (550 Mboe/d), up 2% from Q1 2025.

•	Maintained exceptional performance from Sangomar, with 101 Mbbl/d produced (100% basis, 81 Mbbl/d Woodside share), contributing $510 million revenue for the quarter.

•	Achieved a strong realised quarterly price of $62/boe for produced LNG, benefiting from diversified pricing and optimisation.

•	Sold 23.1% of produced LNG at prices linked to gas hub indices in the quarter (9.1% of total equity production).

•	Entered into two sale and purchase agreements with Uniper for the long-term supply of LNG.

Project highlights

•	The Scarborough Energy Project was 86% complete, and remains on track for first LNG cargo in the second half of 2026.

•	The Trion Project was 35% complete, and remains on track for first oil in 2028.

•	The Beaumont New Ammonia Project was 95% complete, with Phase 1 of the project targeting first ammonia production from late 2025.

Portfolio highlights

•	Outstanding production performance with full-year production guidance updated to 188-195 MMboe, incorporating Greater Angostura divestment.

•	Reduced full-year unit production cost range to $8.0-$8.5 per boe following strong production and cost performance in H1 2025.

•	Unlocked long-term future value through the final investment decision to develop the Louisiana LNG Project.

•	Completed the Greater Angostura assets divestment for $259 million subsequent to the period.[1]

Capital discipline

•	Completed the sell-down of a 40% interest in Louisiana LNG Infrastructure LLC to Stonepeak, receiving approximately $1,900 million, reflecting Stonepeak’s 75% share of capital expenditure since the effective date of 1 January 2025.

•	Issued $3,500 million of senior unsecured bonds in the US market, with the book heavily oversubscribed.

•	Delivered strong liquidity of approximately $8,400 million at the end of the quarter.

Woodside CEO Meg O’Neill said the company continued to demonstrate operational excellence and world-class project execution over the second quarter, with a focus on driving future growth and value.

“We delivered strong production of 50 million barrels of oil equivalent for the quarter from our diverse portfolio of high-quality assets. At the same time, ongoing focus on cost control has enabled us to lower our unit production cost guidance for 2025.

“As we marked the anniversary in June of first oil from Sangomar, the project’s exceptional performance continued to make a strong contribution to quarterly results, with gross production reaching 101 thousand barrels per day at close to 100% reliability. Our outstanding safety record at Sangomar continued, with no recordable injuries during the project’s first year of operations.

[1]	Includes a base purchase price of $206 million plus working capital completion adjustments, based on an effective date of 1 January 2025.

1	Second quarter report for period ended 30 June 2025

“Our announcement in April of a final investment decision to develop the Louisiana LNG Project positions Woodside as a global LNG powerhouse, complementing our established Australian LNG business and enabling us to meet growing global demand from a broader range of customers.

“Louisiana LNG’s strategic advantages and value-generating potential were demonstrated by key infrastructure, offtake and gas supply agreements entered into during the quarter.

“In June, we completed the sell-down of a 40% interest in Louisiana LNG Infrastructure LLC to Stonepeak for $5.7 billion, with Stonepeak to contribute 75% of the project capital expenditure in both 2025 and 2026.

“We continue to receive strong interest from high-quality potential partners as we explore further sell-downs. With both the final investment decision and capital expenditure risk reduced through our transaction with Stonepeak, we will evaluate the most value-accretive opportunities and remain disciplined in our selection of strategic partners.

“Our collaboration agreement with Aramco signed in May also includes potential acquisition of an equity interest in, and LNG offtake from, Louisiana LNG. The agreement includes exploring potential collaboration opportunities in lower-carbon ammonia from our Beaumont New Ammonia Project.

“We remain focused on delivering our Scarborough and Trion projects on schedule and budget. In May, we connected the floating production unit hull and topsides for our Scarborough Energy Project, which is now 86% complete and on track for first LNG cargo in the second half of 2026.

“Our Trion Project offshore Mexico is now 35% complete and targeting first oil in 2028. Construction of the floating production unit is progressing well, and we are preparing for construction of the floating storage and offloading vessel to commence in the second half of 2025.

“This demonstrates that Woodside continues to deliver on our commitments, executing multiple major projects with strong safety performance and cost control.

“We are maintaining financial discipline during our current phase of capital expenditure and proactively managing our balance sheet. We issued $3.5 billion of unsecured bonds in the US market in an offering that was heavily oversubscribed, reaffirming the debt market’s view of Woodside.

“The $1.9 billion closing payment received from Stonepeak in June, plus proceeds from the divestment of our Greater Angostura assets in Trinidad and Tobago, further de-risks our balance sheet and strengthens our ability to both fund our growth projects and provide shareholder returns. We have made the decision to exit the H2OK Project, demonstrating our disciplined approach to portfolio management.

“We are also executing multiple, complex decommissioning activities offshore Australia. We successfully completed the plugging of the Minerva and Stybarrow wells. Removal of other equipment at the legacy Minerva, Stybarrow and Griffin assets has been impacted by unexpected challenges, with further engineering and alternative solutions required. Whilst this has had some cost impacts, we are applying learnings to improve planning and execution.

“We are pleased to have received the Australian Government’s proposed decision to grant environmental approval for the North West Shelf Project Extension. We are continuing constructive consultation with the Government.

“Conducting our business sustainably remains core to Woodside’s success and we remain firmly on track to meet our target of reducing net equity Scope 1 and 2 greenhouse gas emissions by 15% by 2025.”

2	Second quarter report for period ended 30 June 2025

Comparative performance at a glance

		Q2 2025	Q1 2025	Change %	Q2 2024	Change %	YTD 2025	YTD 2024	Change %

Revenue[2]	$ million	3,275	3,315	(1%)	3,043	8%	6,590	5,988	10%
Production[3]	MMboe	50.1	49.1	2%	44.4	13%	99.2	89.3	11%

Gas	MMscf/d	1,825	1,841	(1%)	1,885	(3%)	1,833	1,907	(4%)
Liquids	Mbbl/d	230	223	3%	157	46%	226	156	45%
Total	Mboe/d	550	546	1%	488	13%	548	491	12%
Sales[4]	MMboe	54.4	50.2	8%	48.2	13%	104.6	93.8	12%

Gas	MMscf/d	2,050	1,962	4%	2,115	(3%)	2,006	2,032	(1%)
Liquids	Mbbl/d	238	213	12%	159	50%	226	159	42%
Total	Mboe/d	598	558	7%	530	13%	578	516	12%

Average realised price	$/boe	59	65	(9%)	62	(5%)	62	63	(2%)
Capital expenditure	$ million	752	1,806	(58%)	1,232	(39%)	2,558	2,390	7%

Capex excl. Louisiana LNG[5]	$ million	868	905	(4%)	1,232	(30%)	1,773	2,390	(26%)
Louisiana LNG[6]	$ million	(116)	901	(113%)	—	—	785	—	—

Operations

Pluto LNG

•	Achieved quarterly LNG reliability of 94.9%.

•	Commenced production from the PLA-08 subsea well, enhancing deliverability and extending plateau production.

•	Secured secondary environmental approval enabling development of the XNA-03 well through existing infrastructure to support sustained production.

North West Shelf (NWS) Project

•	Achieved strong quarterly LNG reliability of 97.4%.

•	Received the proposed approval from the Australian Government on the North West Shelf Project Extension and continued consultation on proposed conditions.

•	Successfully completed planned maintenance offshore at Goodwyn Alpha and onshore at Karratha Gas Plant (KGP), with production recommencing as planned.

[2]

Restated to exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of $10 million in Q2 2024 and -$14 million in YTD 2024. These amounts will be included within other income/(expenses) in the Financial Statements. Restatement allows for revenue presented in this quarterly report to reconcile to operating revenue, the IFRS measure presented in Woodside Financial Statements.

[3]	Q2 2025 includes 0.28 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.
[4]

Restated to exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.19 MMboe in Q2 2024 and -0.09 MMboe in YTD 2024. Restatement allows for revenue presented in this quarterly report to reconcile to operating revenue, the IFRS measure presented in Woodside Financial Statements.

[5]

Includes capital additions on property plant and equipment, evaluation capitalised and other corporate spend. Exploration capitalised has been reclassified from capital expenditure to other expenditure.

[6]

Capital expenditure for Louisiana LNG is presented as a net figure inclusive of cash contributions received from Stonepeak representing their share of the project’s capital expenditure to date. Q2 2025 includes a $1,870 million cash contribution.

3	Second quarter report for period ended 30 June 2025

•	Successfully drilled the Lambert West development well, with installation of the subsea infrastructure and startup expected in Q3 2025. The project will sustain production from the Angel platform.

•	Completed the permanent retirement of LNG Train 2, resulting in a reduction of KGP’s capacity from 16.9 Mtpa to 14.3 Mtpa.

Wheatstone and Julimar-Brunello

•

Progressed the Julimar Phase 3 Project, a four-well tieback to the existing Julimar field production system. Subsea construction commenced ahead of the drilling campaign scheduled for Q3 2025, with project startup expected in 2026.

•	Completion of the asset swap with Chevron remains on track for 2026.[7]

Bass Strait

•	Completed preparatory activities and secured regulatory approvals for the Kipper 1B Project, with drilling expected to commence in Q3 2025.

•	Progressed the Turrum Phase 3 Project with work commencing on the Marlin-B platform ahead of the drilling campaign, expected to commence in the second half of 2025.

•	Through these projects, Woodside is expected to add more than 100 PJs (Woodside share) to the south-eastern Australian domestic gas market.

Sangomar

•	Achieved exceptional production of 101 Mbbl/d (100% basis, 81 Mbbl/d Woodside share) at 99.6% reliability.

•	Production from the Sangomar field remained on plateau for the quarter, with the field expected to come off plateau in Q3 2025.

•	Continuing to assess production performance to inform further development.

United States of America

•	Achieved strong quarterly production at Shenzi, supported by 97.7% reliability.

•	Approved a final investment decision on the Atlantis Major Facility Expansion Project, which is expected to increase water injection capacity. First water injection is targeted for 2027.

Greater Angostura

•

Completed the divestment of the Greater Angostura assets to Perenco for $259 million, subsequent to the period.[8] The divestment includes Woodside’s interest in the shallow water Angostura and Ruby offshore oil and gas fields, associated production facilities, and onshore terminal.

•	Delivered safe and reliable operations while undertaking divestment transition activities.

Marketing

•

Supplied 23.1% of produced LNG at prices linked to gas hub indices in the quarter, realising a 14% premium compared to oil-linked pricing. This represents 9.1% of Woodside’s total equity production. Full-year gas hub guidance remains unchanged.

[7]	Completion of the transaction is subject to conditions precedent.
[8]	Includes a base purchase price of $206 million plus working capital completion adjustments, based on an effective date of 1 January 2025.

4	Second quarter report for period ended 30 June 2025

•	Signed two LNG sale and purchase agreements with Uniper, for the supply of:

•	1.0 Mtpa from Louisiana LNG LLC for up to 13 years from its commercial operations date (COD).

•	Up to 1.0 Mtpa from Woodside’s global portfolio, commencing with Louisiana LNG’s COD over a term until 2039.

•	Signed non-binding heads of agreements with:

•	JERA Co., Inc. for the sale and purchase of three LNG cargoes (approximately 0.2 Mtpa) on a delivered ex-ship basis during Japan’s winter months from 2027 for a period of five years.

•	PETRONAS, through its subsidiary PETRONAS LNG Ltd, for the supply of 1.0 Mtpa of LNG to Malaysia from 2028 for a period of 15 years.

•

Woodside’s sale and purchase agreements with Commonwealth LNG, executed in September 2022, were terminated during the quarter following Commonwealth LNG’s failure to achieve key milestones, including FID, by contractual long stop dates.

•

Executed incremental Western Australian pipeline gas sales of 4.2 PJs for delivery in 2025. Woodside continues to engage with the Western Australian domestic market on additional supply requirements for 2025, 2026 and 2027.

Projects

Beaumont New Ammonia

•

The Beaumont New Ammonia Project was 95% complete at the end of the quarter, with pre-commissioning activities for Train 1 underway. Achievements include the completion of the storage tank construction, completion of compressor alignment and insertion of the ammonia converter basket.

•	First ammonia production is targeted for late 2025. Project completion and associated payment of the remaining 20% of the acquisition consideration is expected in 2026.

Scarborough Energy Project

•	The Scarborough and Pluto Train 2 projects were 86% complete at the end of the quarter (excluding Pluto Train 1 modifications).

•	Connected the floating production unit hull and topsides together in May 2025. Activities are now focused on the remaining integration and pre-commissioning scope.

•	Continued installation, testing and pre-commissioning of the subsea infrastructure, which is near completion.

•	Subsequent to the quarter, the third development well was drilled and completed. Reservoir properties and anticipated well deliverability were in line with expectations.

•	Continued installation of piping and cables and commenced electrical commissioning activities at the Pluto Train 2 site, with the construction workforce having reached peak numbers.

•	Progressed construction activity at the Pluto Train 1 modifications module yard, with civil works continuing and structural/piping works underway at the Pluto site.

•

Subsequent to the quarter, the Federal Court of Australia heard a legal challenge to the National Offshore Petroleum Safety and Environmental Management Authority’s decision to accept the Scarborough Offshore Facility and Trunkline (Operations) Environment Plan. The decision is pending.

•	First LNG cargo is targeted for the second half of 2026.

5	Second quarter report for period ended 30 June 2025

Trion

•	The Trion Project was 35% complete at the end of the quarter.

•	Finalised the floating production unit detailed engineering and procured all equipment and bulk materials.

•	Progressed the floating storage and offloading vessel detailed engineering, with fabrication scheduled to commence in the second half of 2025.

•	Progressed the design, procurement and manufacturing of the subsea equipment.

•	First oil is targeted for 2028.

Louisiana LNG

•	Approved FID to develop the three-train, 16.5 Mtpa Louisiana LNG Project and issued a full notice to proceed to Bechtel.

•	Train 1 was 22% complete at the end of the quarter, with activities focused on progressing the marine offloading facility, marine dry excavation, and civil works.

•

Completed the sell-down of a 40% interest in Louisiana LNG Infrastructure LLC to Stonepeak. The closing payment of approximately $1,900 million received by Woodside reflects Stonepeak’s 75% share of capex funding incurred since the effective date of 1 January 2025.

•	Signed a long-term gas supply agreement with bp for the purchase of up to 640 billion cubic feet of feedgas commencing in 2029.

•	Received approval from the Federal Energy Regulatory Commission for the extension of the in-service date for the LNG terminal and Driftwood Mainline Pipeline to the end of 2029.

•	Submitted an application to the Department of Energy to extend to 2029 the export commencement deadline for the non-free trade agreement LNG Export Authorisation permit.

•	First LNG is targeted for 2029.

Hydrogen Refueller @H2Perth

•	Progressed construction activities with major equipment packages including electrolysers and compressors installed on site.

•	Ready for startup is targeted for Q4 2025 and first hydrogen production is expected in the first half of 2026.[9]

Decommissioning

•	Successfully completed the plug and abandonment of the three remaining wells at the Minerva field, offshore Victoria.

•

Recovered approximately 45% of the Minerva pipeline across State and Commonwealth waters. Challenges to pipeline recovery and adverse weather impeded progress, leading to the suspension of activities. Recommencement will be informed by vessel availability.

•	Continued decommissioning activities in the Bass Strait, including the submission of environmental approvals and plugging of 22 wells.

•	Successfully concluded the ten-well Stybarrow plugging campaign.

•	Experienced a Tier 1 process safety event when unexpected fluids were released during flushing of a Griffin subsea flowline. Water quality monitoring identified no impact on the environment.

[9]	The project has received funding from the Hydrogen Fuelled Transport Project Funding Process as part of the Western Australian Government’s Renewable Hydrogen Strategy.

6	Second quarter report for period ended 30 June 2025

•

Woodside is evaluating decommissioning work plans for Minerva, Stybarrow and Griffin. The as-left condition on some closed sites has continued to present challenges for safe and efficient execution of decommissioning.

•

These challenges have resulted in an increase in spend and cost estimates, and is expected to lead to an expense of $400 - 500 million pre-tax ($120 - 320 million post-tax) being recognised in the profit and loss in the half-year results.

Exploration and development

Browse

•

The Western Australian Environmental Protection Authority concluded a four-week public comment period for an amendment to the Browse to North West Shelf Project proposal. The amendment reflects changes to the development footprint and introduces new environmental measures that further reduce the potential environmental impact of the development.

•

The Browse CCS Project was referred to the Commonwealth regulator in October 2024 and declared valid in January 2025. The regulator has yet to determine if this is a controlled action under the Environment Protection and Biodiversity Conservation Act, and set a corresponding level of assessment.

Calypso

•

The Calypso joint venture continues to review development options. Concept select engineering studies and subsurface studies to mature the technical and commercial definition progressed in the quarter.

Exploration

•	There were no substantive exploration activities during the quarter.

New energy and carbon solutions

New energy

•

Woodside formally joined the NeoSmelt Project as an equal equity participant and preferred energy supplier.[10] The proposed project is a pilot plant aiming to prove Pilbara iron ore can be used to produce lower-carbon emissions molten iron using direct reduced iron and electric smelting furnace technology.[11]

•

Woodside made the decision to exit the proposed H2OK Project in Oklahoma due to ongoing challenges facing the lower-carbon hydrogen industry, including cost escalation and lower than anticipated hydrogen demand. The exit is expected to result in an impairment loss of approximately $140 million pre-tax (approximately $110 million post-tax) being recognised in the profit and loss in the half-year results.

Carbon capture and storage (CCS) opportunities

•	The Bonaparte CCS Assessment Joint Venture commenced pre-front end engineering design and, subsequent to the quarter, was awarded Major Project Status by the Australian Government.[12]

[10]	Energy supply may include hydrogen, natural gas and/or electricity.
[11]

Woodside uses this term to describe the characteristic of having lower levels of associated potential greenhouse gas emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity. When applied to Woodside’s strategy, please see the definition of lower-carbon portfolio in Woodside’s 2024 Annual Report.

[12]

Major Project Status is the Australian Government’s recognition of a project’s national significance through its contribution to strategic priorities, economic growth, employment, or to regional Australia.

7	Second quarter report for period ended 30 June 2025

Corporate activities

Business development

•

Entered into a non-binding collaboration agreement with Aramco to explore global opportunities, including Aramco’s potential acquisition of an equity interest in and LNG offtake from the Louisiana LNG Project and opportunities for a potential collaboration in lower-carbon ammonia.

Climate and sustainability

•	On track to meet Woodside’s target of reducing net equity Scope 1 and 2 greenhouse gas emissions by 15% by 2025.[13] [14]

•

Submitted the Oil and Gas Methane Partnership 2.0 Implementation Plan to the United Nations Environment Program. Quarterly activities include the initiation of a methane leak detection and reporting program at Goodwyn Alpha.

•	Subsequent to the period, Woodside welcomed the inscription of the Murujuga Cultural Landscape on the World Heritage List by UNESCO’s World Heritage Committee.

Hedging

•	Delivered as of 30 June 2025 approximately 58% of the 30 MMboe of 2025 oil production that was previously hedged at an average price of $78.7 per barrel.

•	Hedged 10 MMboe of 2026 oil production at an average price of $70.1 per barrel.

•	Continued hedging program for Corpus Christi LNG volumes involving Henry Hub (HH) and Title Transfer Facility (TTF) commodity swaps. Approximately 94% of 2025 and 87% of 2026 volumes have been hedged.

•

The realised value of all hedged positions for the half-year ended 30 June 2025 is expected to be a pre-tax profit of $42 million, with a $58 million profit related to oil price hedges offset by a $18 million loss related to Corpus Christi hedges, and a $2 million profit related to other hedge positions. Hedging profits will be included in ‘other income’ except hedging profits related to interest rate swaps which will be included in ‘finance income’ in the half-year financial statements.

Funding and liquidity

•

Raised $3,500 million in the US market through multi-tranche SEC-registered bonds in May 2025, consisting of $500 million three-year bonds, $1,250 million five-year bonds, $500 million seven-year bonds and $1,250 million ten-year bonds.

•	Cancelled two $1,500 million short-term liquidity facilities and repaid $1,900 million of drawn bi-lateral facilities.

•	Refinanced $1,200 million of syndicated revolving facilities, with $600 million now maturing in June 2028 and the remaining $600 million in June 2030.

•	As at 30 June 2025, Woodside had liquidity of approximately $8,400 million.

[13]

Targets are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.

[14]	This means net equity for the 12-month period ending 31 December 2025 are targeted to be 15% lower than the starting base.

8	Second quarter report for period ended 30 June 2025

Embedded commodity derivative

•

In 2023, Woodside entered into a revised long-term gas sale and purchase contract with Perdaman. A component of the selling price is linked to the price of urea, creating an embedded commodity derivative in the contract. The fair value of the embedded derivative is estimated using a Monte Carlo simulation model.

•

During the quarter, Woodside reassessed the embedded derivative calculation to factor in current market conditions and pricing inputs that reflect the long-term nature of the contract and associated market. Updates to the valuation model include:

•	30-day average pricing assumptions and longer-term external pricing forecasts to reflect the long-term nature of the contract; and

•	longer-term historical data excluding extreme volatility periods, to reflect typical market conditions.

As there is no long-term urea forward curve, TTF continues to be used as a proxy to simulate the value of the derivative over the life of the contract.

•	For the half-year ended 30 June 2025, an unrealised gain of approximately $160 million is expected to be recognised through other income.

2025 half-year results and teleconference

•

Woodside’s Half-Year Report 2025 and associated investor briefing will be released to the market on Tuesday, 19 August 2025. These will also be available on Woodside’s website at http://www.woodside.com/

•

A teleconference providing an overview of the half-year 2025 results and a question and answer session will be hosted by Woodside CEO and Managing Director, Meg O’Neill, and Chief Financial Officer, Graham Tiver, on Tuesday, 19 August 2025 at 10:00 AEDT / 08:00 AWST / 19:00 CDT (Monday, 18 August 2025).

•	We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/wds-hyr-2025/ to view the presentation and listen to a live stream of the question and answer session.

•

https://s1.c-conf.com/diamondpass/10048280-l4hu3r.html to participate in the question and answer session. Following pre-registration, participants will receive the teleconference details and a unique passcode.

Upcoming events 2025

August	19	Half-Year 2025 results

October	22	Third quarter 2025 report

9	Second quarter report for period ended 30 June 2025

2025 full-year guidance

		Prior	Current	Comments

Production	MMboe	186 - 196	188 - 195	Includes the Greater Angostura assets divestment.

Gas hub exposure[15]	% of produced LNG	28 - 35	No change

Unit production cost	$/boe	8.5 - 9.2	8.0 - 8.5	Strong production and cost performance in H1 2025.

Property, plant and equipment depreciation and amortisation	$ million	4,500 - 5,000	4,700 - 5,000

Exploration expense	$ million	200	No change

Payments for restoration	$ million	700 - 1,000	No change

Capital expenditure[16]	$ million	4,500 - 5,000	4,000 - 4,500	Beaumont New Ammonia Project completion payment is expected in 2026, first ammonia production is planned for late 2025.

[15]	Gas hub indices include Japan Korea Marker (JKM), TTF and National Balancing Point (NBP). It excludes Henry Hub.
[16]

Capital expenditure includes the following participating interests; Scarborough (74.9%), Pluto Train 2 (51%) and Trion (60%). It excludes the remaining Beaumont New Ammonia acquisition expenditure and Louisiana LNG expenditure. This guidance assumes no change to these participating interests in 2025. This excludes the impact of any subsequent asset sell-downs, future acquisitions or other changes in equity.

10	Second quarter report for period ended 30 June 2025

2025 half-year line-item guidance

		Statutory	Underlying	Comments

Production costs	$ million	740 - 780

Other income	$ million	340 - 420		Includes approximately $160 million non-cash benefit for the Perdaman embedded derivative and approximately $30 million in hedging gains.

Restoration movement expense (other expense)	$ million	400 - 500		Includes decommissioning cost updates to Stybarrow, Griffin and Minerva. There is no change to the payments for restoration 2025 full-year guidance.

Impairment losses	$ million	~140	—	Impairment loss of approximately $140 million pre-tax (approximately $110 million post-tax) on the H2OK Project, following the decision to exit the project. Excluded from underlying NPAT.

Net finance costs	$ million	50 - 80		Includes approximately $10 million in hedging gains relating to interest rate swaps.

PRRT expense	$ million	40 - 100

Income tax expense	$ million	280 - 480	490 - 690

2025 half-year statutory income tax includes a deferred tax asset (DTA) of approximately $180 million for the Louisiana LNG Project recognised on FID.

The Louisiana LNG DTA and tax impact of the H2OK impairment loss are excluded from underlying NPAT.

Woodside’s 2025 half-year statutory and underlying effective income tax rate is expected to be higher than 2024 full-year.

The presentation of these line-item aligns to the consolidated income statement (page 146) or note A.1 segment revenue and expenses note (pages 157-160) within the 2024 Annual Report. The line-item guidance provided above is indicative and subject to external auditor review process.

11	Second quarter report for period ended 30 June 2025

Contacts:

INVESTORS	MEDIA	REGISTERED ADDRESS

Woodside Energy Group Ltd
ACN 004 898 962
Vanessa Martin	Christine Forster	Mia Yellagonga
M: +61 477 397 961	M: +61 484 112 469	11 Mount Street
E: investor@woodside.com	E: chris.forster@woodside.com	Perth WA 6000
Australia
T: +61 8 9348 4000
www.woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

12	Second quarter report for period ended 30 June 2025

Production summary

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gas	MMscf/d	1,825	1,841	1,885	1,833	1,907
Liquids	Mbbl/d	230	223	157	226	156
Total	Mboe/d	550	546	488	548	491

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
AUSTRALIA
LNG
North West Shelf	Mboe	5,375	6,395	7,088	11,770	15,280
Pluto[17]	Mboe	11,097	10,430	11,726	21,527	23,480
Wheatstone	Mboe	2,424	2,422	1,959	4,846	4,316
Total	Mboe	18,896	19,247	20,773	38,143	43,076

Pipeline gas
Bass Strait	Mboe	3,653	3,192	3,410	6,845	5,769
Other[18]	Mboe	3,975	3,807	3,848	7,782	7,126
Total	Mboe	7,628	6,999	7,258	14,627	12,895

Crude oil and condensate
North West Shelf	Mbbl	912	1,106	1,260	2,018	2,672
Pluto[17]	Mbbl	899	857	933	1,756	1,864
Wheatstone	Mbbl	419	441	380	860	842
Bass Strait	Mbbl	457	402	503	859	995
Macedon & Pyrenees	Mbbl	558	369	107	927	216
Ngujima-Yin	Mbbl	1,084	725	974	1,809	1,860
Okha	Mbbl	587	312	491	899	957
Total	Mboe	4,916	4,212	4,648	9,128	9,406

NGL
North West Shelf	Mbbl	207	230	279	437	569
Pluto[17]	Mbbl	52	52	59	104	113
Bass Strait	Mbbl	753	668	941	1,421	1,773
Total	Mboe	1,012	950	1,279	1,962	2,455

Total Australia [19]	Mboe	32,452	31,408	33,958	63,860	67,832

	Mboe/d	357	349	373	353	373

[17]	Q2 2025 includes 1.69 MMboe of LNG, 0.09 MMboe of condensate and 0.05 MMboe of NGL processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.
[18]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[19]	Q2 2025 includes 0.28 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

13	Second quarter report for period ended 30 June 2025

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024

INTERNATIONAL

Pipeline gas

USA	Mboe	409	378	324	787	684

Trinidad & Tobago	Mboe	2,205	2,416	1,736	4,621	4,239

Other[20]	Mboe	5	23	-	28	-

Total	Mboe	2,619	2,817	2,060	5,436	4,923

Crude oil and condensate

Atlantis	Mbbl	2,604	2,472	2,019	5,076	4,460

Mad Dog	Mbbl	2,470	2,577	2,944	5,047	5,709

Shenzi	Mbbl	2,021	2,322	2,333	4,343	4,738

Trinidad & Tobago	Mbbl	93	99	94	192	220

Sangomar	Mbbl	7,396	7,010	540	14,406	540

Other[20]	Mbbl	-	-	81	-	162

Total	Mboe	14,584	14,480	8,011	29,064	15,829

NGL

USA	Mbbl	398	398	355	796	748

Other[20]	Mbbl	3	12	-	15	-

Total	Mboe	401	410	355	811	748

Total International	Mboe	17,604	17,707	10,426	35,311	21,500
	Mboe/d	193	197	115	195	118

Total Production	Mboe	50,056	49,115	44,384	99,171	89,332
	Mboe/d	550	546	488	548	491

[20]	Overriding royalty interests held in the USA for several producing wells.

14	Second quarter report for period ended 30 June 2025

Product sales

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gas	MMscf/d	2,050	1,962	2,115	2,006	2,032
Liquids	Mbbl/d	238	213	159	226	159

Total	Mboe/d	598	558	530	578	516

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
AUSTRALIA
LNG
North West Shelf	Mboe	5,059	6,887	7,081	11,946	15,089
Pluto	Mboe	11,969	9,676	12,749	21,645	23,262
Wheatstone[21]	Mboe	3,346	2,217	2,451	5,563	4,759

Total	Mboe	20,374	18,780	22,281	39,154	43,110

Pipeline gas
Bass Strait	Mboe	3,620	3,299	3,508	6,919	6,078
Other[22]	Mboe	3,833	3,584	3,435	7,417	6,329

Total	Mboe	7,453	6,883	6,943	14,336	12,407

Crude oil and condensate
North West Shelf	Mbbl	616	1,229	1,904	1,845	3,118
Pluto	Mbbl	650	705	1,283	1,355	1,923
Wheatstone	Mbbl	651	334	666	985	995
Bass Strait	Mbbl	599	534	271	1,133	868
Ngujima-Yin	Mbbl	1,151	663	1,018	1,814	2,017
Okha	Mbbl	1,256	-	572	1,256	1,190
Macedon & Pyrenees	Mbbl	498	499	-	997	496

Total	Mboe	5,421	3,964	5,714	9,385	10,607

NGL
North West Shelf	Mbbl	-	477	266	477	521
Pluto	Mbbl	-	110	49	110	104
Bass Strait	Mbbl	1,010	226	361	1,236	1,146

Total	Mboe	1,010	813	676	1,823	1,771

Total Australia	Mboe	34,258	30,440	35,614	64,698	67,895
	Mboe/d	376	338	391	357	373

[21]

Restated to exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.19 MMboe in Q2 2024 and -0.09 MMboe in YTD 2024. Restatement allows for revenue presented in this quarterly report to reconcile to operating revenue, the IFRS measure presented in Woodside Financial Statements.

[22]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

15	Second quarter report for period ended 30 June 2025

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
INTERNATIONAL
Pipeline gas
USA	Mboe	324	294	336	618	622
Trinidad & Tobago	Mboe	2,233	2,274	1,606	4,507	4,063
Other[23]	Mboe	4	4	5	8	11

Total	Mboe	2,561	2,572	1,947	5,133	4,696

Crude oil and condensate
Atlantis	Mbbl	2,606	2,494	2,013	5,100	4,439
Mad Dog	Mbbl	2,485	2,620	3,043	5,105	5,669
Shenzi	Mbbl	2,030	2,202	2,430	4,232	4,782
Trinidad & Tobago	Mbbl	133	43	19	176	71
Sangomar	Mbbl	7,505	6,521	-	14,026	-
Other[23]	Mbbl	47	57	59	104	119

Total	Mboe	14,806	13,937	7,564	28,743	15,080

NGL
USA	Mbbl	385	371	454	756	867
Other[23]	Mbbl	2	2	3	4	6

Total	Mboe	387	373	457	760	873

Total International	Mboe	17,754	16,882	9,968	34,636	20,649
	Mboe/d	195	188	110	191	113

MARKETING[24]

LNG	Mboe	2,337	2,750	2,593	5,087	4,679
Liquids	Mboe	64	104	37	168	608

Total	Mboe	2,401	2,854	2,630	5,255	5,287

Total Marketing	Mboe	2,401	2,854	2,630	5,255	5,287

Total sales	Mboe	54,413	50,176	48,212	104,589	93,831
	Mboe/d	598	558	530	578	516

[23]	Overriding royalty interests held in the USA for several producing wells.
[24]	Purchased volumes sourced from third parties.

16	Second quarter report for period ended 30 June 2025

Revenue (US$ million)

	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
AUSTRALIA
North West Shelf	295	535	524	830	1,116
Pluto	827	712	891	1,539	1,636
Wheatstone[25]	255	199	212	454	411
Bass Strait	283	228	247	511	470
Macedon	52	52	48	104	99
Ngujima-Yin	86	57	91	143	183
Okha	90	-	46	90	96
Pyrenees	39	44	-	83	44
Total Australia	1,927	1,827	2,059	3,754	4,055

INTERNATIONAL
Atlantis	181	191	168	372	364
Mad Dog	161	190	249	351	453
Shenzi	138	167	205	305	395
Trinidad & Tobago[26]	78	66	38	144	99
Sangomar	510	481	-	991	-
Other[27]	4	3	5	7	10
Total International	1,072	1,098	665	2,170	1,321

Marketing revenue[28]	232	312	265	544	492

Total sales revenue[29]	3,231	3,237	2,989	6,468	5,868

Processing revenue	35	74	52	109	113
Shipping and other revenue	9	4	2	13	7
Total revenue	3,275	3,315	3,043	6,590	5,988

[25]

Restated to exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of $10 million in Q2 2024 and -$14 million in YTD 2024. These amounts will be included within other income/(expenses) in the financial statements. Restatement allows for revenue presented in this quarterly report to reconcile to operating revenue, the IFRS measure presented in Woodside Financial Statements.

[26]	Includes the impact of periodic adjustments related to the production sharing contract (PSC).
[27]	Overriding royalty interests held in the USA for several producing wells.
[28]

Values include revenue generated from purchased LNG and Liquids volumes, as well as the marketing margin on the sale of Woodside’s produced LNG and Liquids portfolio. Marketing revenue excludes hedging impacts and cargo swaps where a Woodside produced cargo is sold and repurchased from the same counterparty to optimise the portfolio. The margin for these cargo swaps is recognised net in other income.

[29]	Referred to as ‘Revenue from sale of hydrocarbons’ in Woodside financial statements. Total sales revenue excludes all hedging impacts.

17	Second quarter report for period ended 30 June 2025

Realised prices

	Units	Q2 2025	Q1 2025	Q2 2024	Units	Q2 2025	Q1 2025	Q2 2024
LNG produced	$/MMBtu	9.8	10.6	9.6	$/boe	62	67	60
LNG traded[30]	$/MMBtu	11.4	13.7	9.1	$/boe	72	86	58
Pipeline gas					$/boe	36	36	38
Oil and condensate	$/bbl	68	74	83	$/boe	68	74	83
NGL	$/bbl	43	47	44	$/boe	43	47	44
Liquids traded[30]	$/bbl	68	70	79	$/boe	68	70	79
Average realised price for pipeline gas:
Western Australia	A$/GJ	6.8	6.9	6.5
East Coast Australia	A$/GJ	13.4	14.0	14.3
International	$/Mcf	4.7	5.0	3.9
Average realised price	$/boe	59	65	62
Dated Brent	$/bbl	68	76	85
JCC (lagged three months)	$/bbl	79	78	84
WTI	$/bbl	64	71	81
JKM	$/MMBtu	12.5	14.7	9.6
TTF	$/MMBtu	12.2	14.6	9.2

Average realised price decreased 9% from the prior quarter reflecting lower Dated Brent, WTI, JKM and TTF.

[30]	Excludes any additional benefit attributed to produced volumes through third-party trading activities.

18	Second quarter report for period ended 30 June 2025

Capital expenditure (US$ million)

	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Evaluation capitalised[31]	17	12	37	29	54
Property plant & equipment	828	889	1,135	1,717	2,225
Other [32]	23	4	60	27	111
Sub Total (excluding Louisiana LNG)	868	905	1,232	1,773	2,390
Louisiana LNG[33]	1,754	901	-	2,655	-
Cash contribution from Stonepeak[34]	(1,870)	-	-	(1,870)	-
Total	752	1,806	1,232	2,558	2,390

	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Scarborough	333	322	563	655	1,137
Trion	92	315	137	407	234
Sangomar	10	7	206	17	416
Other	433	261	326	694	603
Sub Total (excluding Louisiana LNG)	868	905	1,232	1,773	2,390
Louisiana LNG[33]	1,754	901	-	2,655	-
Cash contribution from Stonepeak[34]	(1,870)	-	-	(1,870)	-
Total	752	1,806	1,232	2,558	2,390

Other expenditure (US$ million)
	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Exploration capitalised31,[35]	-	5	1	5	22
Exploration and evaluation expensed[36]	46	35	46	81	100
Permit amortisation	-	3	3	3	6
Total	46	43	50	89	128

Trading costs	178	232	128	410	273

[31]

Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to property plant & equipment. This table does not reflect the impact of such transfers.

[32]	Other primarily incorporates corporate spend including SAP build costs, other investments and other capital expenditure.
[33]	Capital expenditure for Louisiana LNG is presented at 100% working interest equity.
[34]	Cash contributions received from Stonepeak represent their share of the project’s capital expenditure since the effective date of 1 January 2025.
[35]

Exploration capitalised has been reclassified from capital expenditure to other expenditure. Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

[36]	Includes seismic and general permit activities and other exploration costs.

19	Second quarter report for period ended 30 June 2025

Exploration or appraisal wells drilled

No exploration or appraisal wells were drilled in the quarter.

Permits and licences

Key changes to permit and licence holdings during the quarter ended 30 June 2025 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks

	GB 529, GB 530, GB 531, GB 574, GB 575, GB 619	43%	100%	Licence assignment

	AT 409, AT 452, AT 454	(30%)	—%	Licence relinquished
United States	GB 421, GB 464, GB 465, GB 508, GB 509, GB 555, GB 604, GB 605, GB 640, GB 641, GB 647, GB 648, GB 685, GB 726, GB 728, GB 770, GB 771, GB 774	(40%)	—%	Licence relinquished
	GB 501, GB 502, GB 545	(60%)	—%	Licence relinquished
	EB 655, EB 656, EB 700, EB 701	(70%)	—%	Licence relinquished

20	Second quarter report for period ended 30 June 2025

Production rates

Average daily production rates (100% project) for the quarter ended 30 June 2025:

	Woodside share[37]	Production rate (100% project, Mboe/d)		Remarks
		Jun 2025	Mar 2025
AUSTRALIA
NWS Project
LNG	29.25%	202	235	Production was lower due to planned maintenance.
Crude oil and condensate	29.29%	34	40
NGL	29.45%	8	8

Pluto LNG
LNG	90.00%	115	104	Production was higher due to increased reliability.
Crude oil and condensate	90.00%	10	9

Pluto-KGP Interconnector
LNG	100.00%	19	23	Production was lower due to planned maintenance at the Karratha Gas Plant.
Crude oil and condensate	100.00%	1	1
NGL	100.00%	1	1

Wheatstone[38]
LNG	11.55%	231	224	Production was higher due to increased plant throughput.
Crude oil and condensate	14.86%	31	31

Bass Strait
Pipeline gas	47.53%	84	76	Production was higher due to increased seasonal demand.
Crude oil and condensate	43.88%	11	10
NGL	45.48%	18	16

Australia Oil
Ngujima-Yin	60.00%	20	13	Production was higher due to weather events in Q1 2025.
Okha	50.00%	13	7
Pyrenees	64.80%	9	6

Other
Pipeline gas[39]		44	42

[37]	Woodside share reflects the net realised interest for the period.
[38]	The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has a 65% participating interest and is the operator.
[39]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

21	Second quarter report for period ended 30 June 2025

	Woodside share[40]	Production rate (100% project, Mboe/d)		Remarks
		Jun 2025	Mar 2025
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	74	71	Production was higher due to an infill well brought online.
NGL	38.50%	6	4
Pipeline gas	38.50%	8	8

Mad Dog
Crude oil and condensate	20.86%	130	137	Production was lower due to reservoir decline.
NGL	20.86%	4	6
Pipeline gas	20.86%	2	3

Shenzi
Crude oil and condensate	64.71%	34	40	Production was lower due to planned maintenance, offset by increased reliability.
NGL	64.76%	2	2
Pipeline gas	64.76%	1	1

Trinidad & Tobago
Crude oil and condensate	69.26%[41]	1	1
Pipeline gas	47.50%[41]	51	53

Sangomar
Crude oil	80.43%[41]	101	99

[40]	Woodside share reflects the net realised interest for the period.
[41]	Operations governed by production sharing contracts.

22	Second quarter report for period ended 30 June 2025

Disclaimer and important notice

Forward looking statements

This report contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including for example, but not limited to, outcomes of transactions, statements regarding long-term demand for Woodside’s products, potential investment decisions, development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures, the payment of future dividends and the amount thereof, future results of projects, operating activities and new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects, expectations and guidance with respect to production, income, expenses, costs, losses, capital and exploration expenditure and gas hub exposure. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘aspire’, ‘estimate’, ‘expect’, intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’, and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this report are not guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements and assumptions on which they are based include, but are not limited to, fluctuations in commodity prices, actual demand for Woodside’s products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, sustainability and environmental risks, climate related transition and physical risks, changes in accounting, standards, economic and financial markets conditions in various countries and regions, political risks, the actions of third parties, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflicts in Ukraine and in the Middle East) on economic activity and oil and gas supply and demand, cost estimates, legislative, fiscal and regulatory developments, including but not limited to those related to the imposition of tariffs and other trade restrictions, and the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, and the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets and risks associated with acquisitions, mergers, divestitures and joint ventures, including difficulties integrating or separating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax consequences, and uncertainties and liabilities associated with acquired and divested properties and businesses.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this report.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this report.

23	Second quarter report for period ended 30 June 2025

All forward-looking statements contained in this report reflect Woodside’s views held as at the date of this report and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this report, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. None of Woodside nor any of its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives, nor any person named in this report or involved in the preparation of the information in this report, makes any representation, assurance, guarantee or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any outcomes, events or results expressed or implied in any forward-looking statement in this report. Past performance (including historical financial and operational information) is given for illustrative purposes only. It should not be relied on as, and is not necessarily, a reliable indicator of future performance, including future security prices.

Other important information

All figures are Woodside share for the quarter ending 30 June 2025, unless otherwise stated.

All references to dollars, cents or $ in this report are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

Glossary, units of measure and conversion factors

Refer to the Glossary in the Annual Report 2024 for definitions, including carbon related definitions.

Product	Unit	Conversion factor
Natural gas	5,700 scf	1 boe
Condensate	1 bbl	1 boe
Oil	1 bbl	1 boe
Natural gas liquids	1 bbl	1 boe

Facility	Unit	LNG Conversion factor
Karratha Gas Plant	1 tonne	8.08 boe
Pluto LNG Gas Plant	1 tonne	8.34 boe
Wheatstone	1 tonne	8.27 boe

24	Second quarter report for period ended 30 June 2025

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.

Term	Definition
bbl	barrel
bcf	billion cubic feet of gas
boe	barrel of oil equivalent
GJ	gigajoule
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
Mboe	thousand barrels of oil equivalent
Mboe/d	thousand barrels of oil equivalent per day
Mcf	thousand cubic feet of gas
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units
MMscf/d	million standard cubic feet of gas per day
Mtpa	million tonnes per annum
PJ	petajoules
scf	standard cubic feet of gas
TJ	terajoule

25	Second quarter report for period ended 30 June 2025